                                          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

  X  Check this box if no                                      FORM 4
---- longer subject to
     Section 16.  Form 4 or                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
     Form 5 obligations may
     continue.  See            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
     Instruction 1(b).             Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person

  NIXON           GEOFFREY                  UNIVERSAL ELECTRONICS INC. (UEIC)                    to Issuer (Check all applicable)
__________________________________________  _____________________________________________     ___ Director          10% Owner
                                                                                                                ---
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for          ___ Officer (give _X_ Other (Specify
                                               Number of Reporting     Month/Year                 title below)      below)
  11 WEST 42ND STREET, 19TH FLOOR              Person, if an entity
                                               (voluntary)             MAY 1999                        Former 10% Owner
__________________________________________                          ______________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date of  7. Individual or Joint/Group Filing
 NEW YORK           NY             10036                               Original (Month/Year)     (Check applicable line)
__________________________________________                                                    ___ Form Filed by one Reporting Person
  (City)          (State)          (Zip)                                                       X  Form Filed by more than one
                                                                                              ---   Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                 Month/        8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/                   Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)                             (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------   ------------     -------------    ------------

Common Stock, $0.01 par        04/14/99       S         4,900       D       15.25        2,500             D             see p.3
per share - see p. 3
Common Stock, $0.01 par        05/07/99       S         4,000       D       19.75       37,850             I             see p.3
per share - see p. 3
Common Stock, $0.01 par        05/07/99       S        18,000       D       19.75      187,550             I             see p.3
per share - see p. 3
Common Stock, $0.01 par        05/07/99       S         3,500       D       19.75       16,300             I             see p.3
per share - see p. 3
Common Stock, $0.01 par        05/07/99       S         4,500       D       19.75       38,000             I             see p.3
per share - see p. 3
Common Stock, $0.01 par          N/A         N/A         N/A       N/A       N/A       222,600             I             see p.3
per share - see p. 3


* If this form is filed by more than one reporting person, see Instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)


                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V         A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------




                                                                          9. Number of    10. Ownership
                                                                             Derivative       of Deriv-
                                                                             Securities       ative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct
                        ---------------------------------  8. Price of       Owned            (D) or
                                                Amount or     Derivative     at End           Indirect
1. Title of Derivative          Title           Number of     Security       of Month         (I)
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------



Explanation of Responses


                                                                                  /s/ Geoffrey Nixon              June 9, 1999
**Intentional misstatements or omissions of facts constitute                    -------------------------------   --------------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person        Date
  15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.
                                                                                                                            Page 2
                                                                                                                   SEC 1474 (8-92)

Designated Filer:                  Geoffrey Nixon

Statement for Month/Year:          May 1999

Issuer Name and Symbol:            Universal Electronics, Inc. (UEIC)

_____________________________________________________________________________

          This Form 4 is filed by Geoffrey Nixon ("Nixon"), Mission Partners, L.P. ("Mission"), Liberty Nominees Limited ("Liberty"), Horizon Offshore, Ltd. ("Horizon"), M Partners L.P. ("M Partners") and Mayfair Capital Fund, L.P. ("Mayfair") (collectively the "Group"; each member of the Group being hereinafter referred to individually as a "Member" and collectively as "Members"). Nixon's principal business address is 11 West 42nd Street, 19th Floor, New York NY 10036. Mission's principal business address is 11 West 42nd Street, 19th Floor, New York, NY 10036. MCM Associates, Ltd., a Delaware corporation ("MCM"), is the sole general partner of Mission and, as such, MCM has full voting and dispositive power with respect to all of the securities owned by Mission. Nixon is the sole officer, director and shareholder of MCM. Liberty's principal business address is at P.O. Box 10-246, Wellington, New Zealand. Liberty has established an account over which MCM has sole investment discretion. It is the account over which MCM has sole investment discretion that has purchased the subject shares. Horizon's principal business address is at c/o International Management Services, Limited, Harbour Centre, North Church Street, P.O. Box 616, George Town, Grand Cayman, Cayman Islands, B.W.I. MCM is the sole investment manager of Horizon and MCM has full voting and dispositive power with respect to all of the securities owned by Horizon. M Partners principal business address if at 42 Pleasant Street, Watertown, MA 02172. M Partners has established an account over which it has given sole investment discretion to MCM. It is the account over which MCM has sole investment discretion that has purchased the subject shares. Mayfair's principal business address is 11 West 42nd Street, 19th Floor, New York, NY 10036. MCM Capital Management, LLC, a Delaware limited liability company (the "LLC"), is the sole general partner of Mayfair and, as such, LLC has full voting and dispositive power with respect to all of the securities owned by Mayfair. Nixon is the sole manager and principal member of LLC. The other member of LLC is Nixon's wife.

     Set forth below are the names of the Members and the amount of securities beneficially owned (all ownership is direct and note that sales took place during May 1999 after the parties hereto collectively owned less than ten (10%) percent of UEIC's Common Stock) at May 31, 1999:

                                   Amount of Securities
               Name of Member      Beneficially Owned
               -------------       --------------------

               Nixon                       2,500
               Mission                   185,550
               Liberty                    37,850
               Horizon                    38,000
               M Partners                 16,300
               Mayfair                   222,600
                                     -----------
                    Total                502,800
                                     ===========

                                 Page 3 of 4

Designated Filer:             Geoffrey Nixon

Statement for Month/Year:     May 1999

Issuer Name and Symbol:       Universal Electronics, Inc. (UEIC)

____________________________________________________________________________

                                 SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 1999

                            MISSION PARTNERS, L.P.
                            By: MCM Associates, Ltd., General Partner

                            By: /s/ Geoffrey Nixo
                            --------------------------------------------
                                       Geoffrey Nixon, President

                            LIBERTY NOMINEES LIMITED
                            By: MCM Associates, Ltd., Investment Manager

                            By: /s/ Geoffrey Nixon
                            --------------------------------------------
                                       Geoffrey Nixon, President


                            HORIZON OFFSHORE, LTD.

                            By: /s/ Geoffrey Nixon
                            --------------------------------------------
                                       Geoffrey Nixon, Director


                            M PARTNERS, L.P.
                            By: MCM Associates, Ltd., Investment Manager

                            By: /s/ Geoffrey Nixon
                            --------------------------------------------
                                       Geoffrey Nixon, President


                            MAYFAIR CAPITAL FUND, L.P.
                            By: MCM Capital Management, LLC, General Partner


                            By: /s/ Geoffrey Nixon
                            --------------------------------------------
                                       Geoffrey Nixon, Manager

                                 Page 4 of 4